ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Change of depositary bank ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general that JP Morgan Chase Bank, N.A. (“JP Morgan”) will be the new depositary bank of the Company’s American Depositary Receipt (ADR) Program traded on the New York Stock Exchange (NYSE), as from January 31, 2024. The holders of ADRs are not required to take any measures regarding this announcement. For information on the Company’s ADRs, please access JP Morgan through the following channels: • Calls from the U.S.: +1 800 990 1135 • Calls from outside the U.S.: +1 651 453 2128 • www.adr.com São Paulo (SP), January 31, 2024. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence